Exhibit 99.3

A2Z Smart Technologies CEO Joseph Bentsur To Ring Nasdaq Opening Bell on Monday, May 2, 2022

TEL AVIV, ISRAEL / April 29, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ) (TSXV: AZ), an innovative technology company specializing in state-of-the-art automation and electronics technology including the Cust2Mate Smart Cart Platform, announced today that its Chief Executive Officer, Joseph Bentsur, along with Rafael Yam, Chief Executive Officer of Cust2Mate, will ring the Nasdaq Opening Bell on Monday, May 2, 2022.

The A2Z opening bell ceremony will be broadcast live on May 2, 2022 starting at approximately 9:15 a.m. ET. Investors may view the live opening bell ringing at: https://livestream.com/accounts/27896496/events/10315670 or on the Investor page of the Company’s website: https://a2zas.com/investors/.

Joseph Bentsur, Chief Executive Officer of A2Z commented, “We’re excited to celebrate our recent listing on Nasdaq by ringing the Opening Bell. I’d like to thank the many people in our organization who worked hard to make our Nasdaq listing a reality and we look forward to a long and fruitful partnership on this dynamic trading platform.”

A2Z’s common stock commenced trading on Nasdaq on Wednesday, January 5, 2022 under the symbol “AZ”. The Company’s stock also trades on the Toronto Venture Exchange under the symbol “AZ”.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: jnesbett@imsinvestorrelations.com